Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI DELIVERS PROGRESS DESPITE CHALLENGES

Kinshasa, Democratic Republic of Congo, 18 October 2016 – After a slow start to 2016, the Kibali gold mine is picking up speed, with the substantial performance improvement forecast for the second half of the year already manifesting itself, Randgold Resources chief executive Mark Bristow said here today.

Speaking at a briefing for local media, Bristow said Kibali was delivering progress on all fronts towards the achievement of its 2016 business plan, with a ‘step change’ in production expected in the third and fourth quarters of the year. Throughput was currently at or above the nameplate specification and there had been a big improvement in the recovery rate, while costs were also expected to be better.

He noted that the mine was capable of funding the continued capital required for the completion of its development with the full commissioning of its underground operation scheduled for the second half of 2017. The second of its hydropower stations, Ambarau, is planning to deliver its first power in November this year. Construction of the third, Azambi, will start soon with site preparations underway.

“In line with our policy of supporting local economic development in our host countries, all the contracts for the work on Azambi have been awarded to companies with a majority Congolese shareholding, while the main contractor, who will be working in partnership with our capital projects team, is 100% locally owned,” Bristow said.

“Our local supply strategy is evidenced by the fact that in the year to date Kibali has spent more than $141 million with Congolese contractors. In addition to construction work, we also rely on local suppliers for services ranging from catering to trucking.”

Bristow said despite the stresses associated with developing a project the size of Kibali in a remote part of a country that was still evolving politically, Randgold had a long term commitment to a partnership with the DRC and was laying the foundation for further investment there through its exploration programmes around the mine and further afield. “We see ourselves continuing to play a significant role in the growth of the Congolese mining industry,” he said.

This commitment extended to its support for local economic and general community development through a range of initiatives. These include a number of large-scale agribusiness projects which are designed not only to provide economic activity and a secure food supply in the near future but also to leave a sustainable legacy to the community after the mine’s eventual closure.

Randgold operates the Kibali mine in north east DRC which is a joint venture between Randgold (45%), AngloGold Ashanti (45%) and the Congolese parastatal SOKIMO (10%).

ENQUIRIES:

Mark Bristow	Willem Jacobs	Kathy du Plessis
Kibali chairman & Randgold CEO	Randgold GM operations Central & East Africa	Randgold investor & media relations
+44 788 071 1386	+243 820 678 040	+44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth	Cyrille Mutombo
Randgold financial director	Randgold country manager DRC	Website:
+44 779 771 1338	+243 990 104 774 / +243 815 842 990	www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US

Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.